Exhibit 4.12

Property Leasing Agreement

between

China Life Insurance (Group) Company

and

China Life Insurance Company Limited

Table of Contents

1.	Conditions Precedent	2

2.	Scope of the Lease	2

3.	Term	3

4.	Rent	3

5.	Rights and Obligations of Both Parties	4

6.	Amendment and Termination	7

7.	Liability for Breach of Contract and Damages	7

8.	Representations and Warranties	8

9.	Force Majeure	9

10.	Miscellaneous	9

11.	Communications	10

12.	Governing Law and Dispute Resolution	11

13.	Supplementary Provisions	11

Appendix I: Schedule of the Property Leased to Party B by Party A

Appendix II: Schedule of the Property Sub-let to Party B by Party A

This property leasing agreement (the “Agreement”) was entered into by and between the following two parties in Beijing, the People’s Republic of China (“PRC” or “China”).

Party A:	China Life Insurance (Group) Company Address: 5 West Guanyingyuan, Xicheng District, Beijing Legal representative: Yang Chao

Party B:	China Life Insurance Company Limited Address: 16 Chaowai Avenue, Chaoyang District, Beijing Legal Representative: Yang Chao

Whereas:

1.	Party A is a duly organized and validly existing solely state-owned insurance company.

2.	Party B is a duly organized and validly existing joint stock limited insurance company;

3.	The two parties have signed a property leasing agreement (the “Original Agreement”) in December 2005 and the Original Agreement will expire on December 31, 2006. The two parties undertake to made proper adjustments and fair and reasonable arrangement so that Party A shall rent out its self-owned property to Party B and sublet the property it rents from other parties to Party B based on the Original Agreement.

This Agreement is made based on mutual benefits of and through friendly consultations by the two parties according to Administrative Rules on Urban Real Estate of the People’s Republic of China and Contract Law of the People’s Republic of China.

1.	Conditions Precedent

1.1	Party A owns all of the property listed in Appendix I hereto (hereinafter referred to as “property of Party A”). The property of Party A listed in Appendix I includes property possessed by Party A and its subsidiary companies and such subsidiary companies have consented Party A to sign this Agreement.

1.2	Party A has the right to sublet all of the property listed in Appendix II hereto (hereinafter referred to as “property for subletting”).

1.3	The property mentioned in above Clause 1.1 and Clause 1.2 is both referred to as “the property hereunder”.

1.4	Party A agrees to lease the property of Party A to Party B according to terms and conditions of this Agreement and to sublet the property for subletting to Party B for Party B’s use as offices. Party B agrees to rent the property of Party A and the property for subletting according to stipulations of this Agreement.

2.	Scope of the Lease

2.1	Party A possesses 1,174 sites of property with total constructions area of 508,989.19 square meters, among which 559 sites with total construction area of 335,643.77 square meters are stipulated in the Original Agreement and the rest 615 sites with total construction area of 173,345.42 square meters are newly added. Please refer to Appendix I for details and Appendix I constitutes a part of this Agreement.

2.2	There are totally 126 sites of property for subletting with total construction area of 132,426.32 square meters. Please refer to Appendix II for details and Appendix II constitutes a part of this Agreement.

2.3	The property hereunder shall be deemed having been handed over to Party B on January 1, 2007. The property covered in the Original Agreement shall be under good state satisfied Party B’s requirements and Party A undertakes the newly added property in this Agreement is under good state satisfied Party B’s requirements at the hand-over time.

2.4	The two parties hereby agree that both parties may raise request to narrow the scope of rent for the next year according to their respective business requirements with a written notice to the other party before November 30 of each year. The two parties shall, according to request of the other party for narrowing of the scope of rent, modify the appendices of this Agreement as regulated by Clause 10.4 of this Agreement to reduce sites of the property hereunder and adjust the rent hereunder according to stipulations in Clause 4.4 of this Agreement.

2.5	The two parties hereby agree that both parties may raise request to expand the scope of rent for the next year with a written notice to the other party before November 30 of each year. Provided that the two parties reach an agreement for expansion of the scope of rent for the next year, they shall modify the appendices of this Agreement as regulated by Clause 10.4 of this Agreement to add sites of the property hereunder and adjust the rent hereunder according to stipulations in Clause 4.4 of this Agreement.

2.6	The two parties hereby agree that Party B may raise request to narrow the scope of rent for that year with a written notice to Party A with one month in advance. Rent for the returned property till the month when Party B removes out shall be paid.

3.	Term

3.1	Unless otherwise regulated by listing rules of Hong Kong Exchanges and Clearing Limited (“listing rules”), the term of this Agreement shall be from January 1, 2007 to December 31, 2009.

3.2	The term for the property for subletting shall be the term of the original property agreement subtracting the term Party A has occupied such property, but shall not be later than December 31, 2009.

3.3	Unless otherwise stipulated in this Agreement or with prior written consent of the other party, neither party may terminate this Agreement or rent of any property hereunder at an earlier time than stipulated herein.

4.	Rent

4.1	The rent for the property of Party A shall be determined based on the market price. For the property whose price is hard to be compared with market price, the rent shall be determined by adding a reasonable profit of 5% to the cost of Party A (including amortization of the original coat or depreciation, maintenance expenses, property tax, business tax, additional tax, stamp tax, etc.). Party A shall bear all the taxes arising from leasing out of the property owned by Party A.

4.2	The rent for the property for subletting shall be determined based on the rent price in the original property leasing agreement and by adding all taxes Party A shall pay due to subletting of such property including property tax, business tax, additional tax, and stamp tax, etc.

4.3	According to estimation, Party B shall pay total rent of 65.9813 million RMB to Party A each year, among which 46.6128 million is for the property of Party A and 19.3685 million is for the property for subletting. The final rent amount shall be determined according to Clause 2.4, 2.5, 4.4 and 4.6 of this Agreement.

4.4	A supplementary agreement shall be signed by the two parties within the last month before end of each year to adjust the rent amount for next year according to market price and narrowing or expansion of the scope of rent.

4.5	During term of this Agreement, the rent amount stipulated in this Agreement shall be paid by Party B to Party A once every half year respectively before January 31 and July 31 (“Payment Date”) of each year. The rent amount payable each time shall be half of the total rent amount for the whole year. If the Payment Date is not a working day, the rent shall be paid not later than the last working day before the Payment Date.

4.6	Calculation method for the rent amount Party B shall pay each time:

1)	the rent payable by Party B to Party A each time = summary of the rent for all sites of property rented from Party A for the payable term

2)	the rent for each site of property = the total rent for such site for that year *1/2

4.7	The payable rent shall be paid to an account designated by Party A.

5.	Rights and Obligations of Both Parties

5.1	Party A, as the party to rent out the property, enjoys the following rights:

1)	To receive rent according to this Agreement;

2)	To enjoy other rights regulated in this Agreement.

5.2	Party A, as the party to rent out the property, shall bear the following obligations:

1)	Unless otherwise stipulated in this Agreement, Party A guarantees it has the right to rent out the property of Party A according to this Agreement and it has the right to sublet the property for subletting hereunder with consent of a third party according to the property leasing agreement Party A signs with such third party and stipulations of this Agreement.

2)	Party A undertakes to take all necessary actions to ensure the property hereunder and renting of such property conform to related regulations. Party A guarantees and undertakes to pay compensation in full amount within 30 days after receiving Party B’s written request for compensations for any losses (including all economic losses) caused by Party A’s failure to fulfill the above undertakings.

3)	Party A shall rent out and sublet the property as required by Party B.

4)	Party A shall bear all the property tax, business tax, additional tax, stamp tax, land-using tax and all the other taxes payable according to laws arising from leasing property to Party B.

5)	During term of this Agreement, provided that Party A intends to transfer its ownership of the property of Party A to a third party, Party A shall inform Party B of such intention. Party B has preemption right to purchase such property under the same conditions. In case Party B waivers such preemption right, Party A may transfer the ownership to a third party under the same conditions. However, the transfer shall take effect only with the precondition that the third party, as the party to rent out the property hereunder, shall be bound by this Agreement.

6)	Party B may require reducing sites of rented property according to its business situations with a written notice to Party A one month in advance.

7)	Party A shall provide necessary assistance for reasonable requests of Party B related to using of the property Party B rents according to this Agreement.

8)	Party A shall perform all of its obligations as the party to rent out the property and shall not affect Party B’s normal using of the rented property hereunder with any actions or inactions.

9)	Unless otherwise regulated in this Agreement, during term of this Agreement, Party A shall not withdraw the property hereunder, partly or wholly, or terminate this Agreement at an earlier time.

5.3	Party B, as the party to rent the hose property hereunder, enjoys the following rights:

1)	to occupy and use the property hereunder according to this Agreement;

2)	to carry out non-structural decoration and reconstruction of the property hereunder at its own cost according to its business requirement without violating related laws, regulations and commitments in this Agreement. Such decoration and reconstructions shall not bring adverse effect on value of the property and/or rights of Party A.

3)	to sublet the property of Party A hereunder, partly or wholly, with prior written consent of Party A. (inapplicable to the property for subletting)

4)	to require increase of the number of sites of the property hereunder according to its business situations, with which Party A shall try its best to satisfy Party B.

5)	to require decrease of the number of sites of the property hereunder according to its business situations with a written notice to Party A with one month in advance.

6)	Nevertheless of the above, if any of the property is damaged not due to Party B’s fault, Party B has the right to decide the damage degree with its own judgment. If the damage is so serious that Party B is not able to use such property in reasonable and normal manner, Party B may require terminating rent of the damaged property with a written notice to Party A. Party A shall make confirmation of the damage within 15 days after receiving such notice. In case Party A fails to make confirmation within the limited time, it is deemed Party A accepts Party B’s requirement. Afterwards, the relation between the two parties concerning rent of the damaged property is terminated. Party B does not need to pay the rent for the damaged property from the date of such damage. After Party A finishes repair of the damaged property, the two parties may, with consent of Party B, resume the rental relation concerning the repaired property according to terms of this Agreement from the date agreed by both parties.

7)	To have the preemption right under the same conditions in case Party A intends to sell the property of Party A.

5.4	Party B, as the party that rents the property hereunder, shall bear the following obligations:

1)	to pay rent according to this Agreement;

2)	liable for maintenances (excluding structural repairs) of the property hereunder during the rent term, except when a third party or owner of the houses shall bear such liabilities according to agreement between Party A and such third party;

3)	to bear fees for water, electricity, heating, repair and other expenses for using such property during the rent term;

4)	to pay compensations for losses to a third party due to decoration and reconstruction during the rent term;

5)	to manage and use the property hereunder in proper manner and pay compensations for losses like damage or elimination of the property caused by its improper management or using behaviors;

6)	to return the property hereunder to Party A immediately after expiry of the rent term or termination of this Agreement.

6.	Amendment and Termination

This Agreement shall terminate under the following conditions:

1)	Term of this Agreement expires;

2)	The two parties reach an agreement to terminate this Agreement during the term;

3)	As required by verdict, judgment or decision of laws, regulations, judicial court or arbitral organization to terminate this Agreement;

4)	As required by other stipulations in this Agreement.

7.	Liability for Breach of Contract and Damages

7.1	In case of breach of any clause of this Agreement, the breaching party shall compensate the other party for direct and indirect economic losses caused by its breaching behaviors.

7.2	For the property for which Party A has not obtained legal license temporarily, but which Party A permits Party B to use and undertakes to exert its greatest efforts to complete related transactions, Party A shall be liable to compensate Party B for losses arising from objections, disturbance and claim for compensation of any third party for using such property. Party A undertakes to make confirmation within 10 days after Party B’s written requirement and compensate Party B in full amount within 30 days after the confirmation. If there is controversy about the compensation amount between Party A and Party B, a third party shall be hired to evaluate and confirm such compensation amount. And the final amount shall be determined by confirmation of such third party.

7.3	Party A shall be liable to compensate Party B for losses arising from objections, disturbance and claim for compensation of any third party for using the property for subletting. Party A undertakes to make confirmation within 10 days after Party B’s written requirement and compensate Party B in full amount within 30 days after the confirmation. If there is controversy about the compensation amount between Party A and Party B, a third party shall be hired to evaluate and confirm such compensation amount. And the final amount shall be determined by confirmation of such third party.

8.	Representations and Warranties

8.1	Representations and warranties of Party A

1)	Party A is a legally established and validly existing enterprise solely owned by the state. It possesses independent juridical person qualifications and holds valid legal business license as a corporation. Party A has the legal right to own, rent and operate its property and to sign and fulfill this Agreement.

2)	Party A always undertakes business activities in a legal manner and has never taken any activities beyond the business scope as legally regulated.

3)	Party A has obtained all governmental approvals (if required) and completed all internal authorization procedures for signing this Agreement. The person who signs this Agreement is the effective authorized representative of Party A and this Agreement, once signed, constitutes obligations Party A is obligatory to bear.

4)	Party A does not breach any laws or regulations or any other agreements Party A signs or Articles of Association of Party A by signing this Agreement or fulfilling its obligations hereunder.

5)	The term for the property for subletting conforms to Clause 3.1 of this Agreement.

6)	Party A is obligatory to take further necessary actions, including signing other related agreements, contracts or documents, to ensure realization of the purpose and stipulations of this Agreement.

8.2	Representations and warranties of Party B

1)	Party B is a legally established and validly existing stock limited company. It possesses independent juridical person qualifications and holds valid legal business license as a corporation. Party B has the legal right to own, rent and operate its property and to sign and fulfill this Agreement.

2)	Party B always undertakes business activities in a legal manner and has never taken any activities beyond the business scope as legally regulated.

3)	Party B has completed all internal authorization procedures for signing this Agreement. The person who signs this Agreement is the effective authorized representative of Party B and this Agreement, once signed, constitutes obligations Party B is obligatory to bear.

4)	Party B does not breach any laws or regulations or any other agreements Party B signs or Articles of Association of Party B by signing this Agreement or fulfilling its obligations hereunder.

9.	Force Majeure

9.1	Should either party be prevented from performing its obligations hereunder, partly or wholly, by any force majeure event (Force majeure means any event that happens after this Agreement is executed but that is beyond control of or is not predictable by the affected party, or is unavoidable or unconquerable for the affected party even it has been predicted, and that causes implementation of this Agreement, partly or wholly, to become impossible or unpractical objectively, including but not limited to flood, fire, drought, typhoon, earthquake and other natural disasters, traffic accident, strike, turmoil, riot and war (whether with declaration or not) and other actions or inactions of governmental departments.) , performance of the affected obligations shall be suspended during the term of such force majeure event.

9.2	The party claiming to have been effected by any force majeure event shall notify the other party of the force majeure event with a written form as soon as possible and shall provide proper evidence of such force majeure event and of its lasting time to the other party within 15 days after occurrence of such force majeure event through personal express delivery or registered air mail. The party claiming performance of obligations hereunder becomes impossible or unpractical objectively due to force majeure event has the liabilities to exert its greatest efforts to eliminate or reduce effect of such force majeure event.

9.3	In case of force majeure event, the two parties shall immediately decide how to perform this Agreement through friendly consultations. After termination of such force majeure event or elimination of its effect, both parties shall immediately continue to perform their respective obligations hereunder.

10.	Miscellaneous

10.1	Unless otherwise stipulated in this Agreement, neither party may transfer its rights or obligations hereunder, partly or wholly, without written consent of the other party.

10.2	This Agreement and its appendices constitute the entire agreement between the parties on all issues to which this Agreement relates. The contents of this Agreement and its appendices supersede all previous written or oral agreements, commitments, understandings and communications.

10.3	Any provision of this Agreement that becomes illegal, invalid or unenforceable shall not be prejudicious against the validity and enforceability of the other provisions of this Agreement.

10.4	Any modification of this Agreement or its appendices shall take effect only with written agreement signed by authorized representatives of the two parties and with proper actions taken by the two parties as a legal person. If such modifications constitute any material or significant changes of this Agreement, they shall become valid only after notification to or with consent or approval of Hong Kong Stock Exchange (“HKSE”)and/or consent or approval of the shareholders’ meeting of Party B (if applied) (according to the applicable requirements of HKSE).

10.5	Unless otherwise stipulated, failure or delay to fulfill any rights, power or privilege hereunder by either party shall not be deemed waiver of such rights, power or privilege. And performance of such rights, power or privilege separately or partly shall not repulse performance of any other rights, power or privilege.

10.6	The appendices of this Agreement constitute inevitable part of this Agreement, have the same effect with this Agreement and are deemed as terms in this Agreement.

11.	Communications

All notices or communications by either party according to this Agreement shall be in written form in Chinese and sent to the address of the other party stipulated as follows or fax to the number designated by the other party. The date for the notice to be effectively delivered shall be determined according to the following conditions:

1)	on the date of delivery in case of personal express delivery;

2)	in case of registered mail, the 7th day after the postage is paid (the date on the postmark). (If this day is Sunday or a legal holiday, it shall be delayed to the next working day.)

3)	in case of fax, at the time the fax is sent provided that the sending party shall furnish the printed report of the fax machine indicating that the fax has been successfully sent.

The addresses and fax numbers of the two parties are as follows:

Party A: China Life Insurance (Group) Company

Address: 5 West Guanyingyuan, Xicheng District, Beijing

Fax: 010-6611 1567

Tel: 010-6611 4433

Party B: China Life Insurance Company Limited

Address: 16 Chaowai Avenue, Chaoyang District, Beijing

Fax: 010-8565 2232

Tel: 010-8565 9999

In case of any change in the above-listed addresses or fax numbers by either party, such changes shall be notified to the other party as soon as possible according to stipulations in this clause.

12.	Governing Law and Dispute Resolution

12.1	This Agreement shall be construed in accordance with and be governed by the laws of the People’s Republic of China.

12.2	Any dispute arising out of or in connection with this Agreement shall be settled by consultations between the two parties. If the parties fail be settled the dispute through consultations within 90 days after such dispute occurs, the dispute shall be submitted to China International Economic and Trade Arbitration Commission according to its applicable arbitration rules at the time such dispute is submitted. The arbitral result shall be final and has legal effect on both parties.

13.	Supplementary Provisions

13.1	This Agreement is written in Chinese.

13.2	This Agreement shall take effect only after signing by authorized representatives by both parties with the company seals of the two parties.

13.3

Since Party B is a listed company at HKSE, the deal stipulated in this Agreement constitutes an interrelated deal according to regulations on listed companies. According to the listing rules, such deal may only be performed after obtainment of exemption of HKSE or approval of independent shareholders, or fulfillment other obligations stipulated in other listing rules on interrelated deals. So obtainment of approval by HKSE and/or observance of related regulations on interrelated deals in the listing rules are the inevitable preconditions for performing related stipulations in this Agreement to such deal. The two parties undertake to abide by such regulations on listed companies.

13.4	If exemption of HKSE is conditional, this Agreement shall be performed according to the attached conditions and the two parties undertake to strictly abide by such conditions.

13.5	If exemption of the concerned deal by HKSE is withdrawn, revoked or becomes invalid, and the concerned deal fails to conform to related regulations on interrelated deals of listed companies, the performance of the terms and conditions in this Agreement related to this deal shall be terminated.

13.6	If performance of the terms and conditions in this Agreement related to all deals is terminated according to the above Clause 13.5, this Agreement shall be terminated.

13.7	This Agreement is made in 3 copies that possess the same legal effect, each party holding one copy and the other one copy shall be submitted to file with real estate administrative authority.

Party A: China Life Insurance (Group) Company <Chop> Legal Representative or Authorized Representative (signature):	Party B: China Life Insurance Company Limited <Chop> Legal Representative or Authorized Representative (signature):

Appendix I

Schedule of the Property Leased to Party B by Party A

Total Numbers	Branches	Area (square meters)	Total Rent (RMB per year)
1,174		508,989.19	46,612,798.00
1	Beijing	159.49	153,100.00
0	Tianjin	—	—
14	Hebei	4,065.74	202,660.00
10	Shanxi	7,092.27	962,600.00
14	Inner Mongolia	6,284.11	617,070.00
12	Liaoning	12,464.16	1,601,100.00
32	Jilin	14,182.52	1,185,582.00
12	Hei Longjiang	9,074.42	1.258,856.00
6	Shanghai	5,083.15	2,256,020.00
189	Jiangsu	56,690.00	3,697,100.00
46	Zhejiang	20,665.65	1,541,420.00
26	Anhui	10,631.37	1,125,360.00
69	Fujian	18,934.55	1,101,620.00
17	Jiangxi	6,744.48	442,400.00
20	Shandong	26,805.74	4,496,700.00
30	Henan	25,610.49	2,982,200.00
202	Hubei	74,901.94	1,535,790.00
6	Hunan	8,475.71	670,500.00
172	Guangdong	48,418.16	3,581,350.00
22	Guangxi	13,667.80	892,930.00
16	Hainan	15,168.56	2,790,744.00
73	Sichuan	33,838.20	1,646,100.00
7	Guizhou	1,988.90	70,170.00
40	Yunnan	18,240.36	1,126,640.00
7	Shanxi	5,177.29	310,840.00
43	Gansu	26,126.77	4,217,200.00
2	Qinghai	202.50	11,300.00
8	Ningxia	815.23	26,100.00
11	Xinjiang	2,353.44	352,949.00
46	Chongqing	22,306.17	346,200.00
2	Dalian	1,885.58	366,300.00
7	Ningbo	1,462.78	185,660.00
1	Xiamen	941.59	62,371.00
7	Qingdao	5,519.50	1,874,106.00
4	Shenzhen	3,010.57	1,823,760.00

Appendix II

Schedule of the Property Sub-let to Party B by Party A

Total Numbers	Branches	Area (square meters)	Total Rent (RMB per year)
126		132,426.32	19,368,457.25
19	Jiangsu	24.415.66	2,997,714.00
4	Shanghai	3,221.40	1,679,276.00
2	Anhui	6,040.00	581,100.00
6	Ningbo	4,860.00	341,600.00
1	Zhejiang	1,556.00	250,000.00
21	Guangdong	17,215.65	3,699,595.90
1	Fujian	650.00	50,000.00
1	Chongqing	700.00	72,000.00
9	Sichuan	6,305.65	1,481,554.00
6	Guangxi	11,048.53	1,381,000.00
20	Henan	12,191.59	1,259,100.00
2	Tianjin	3,045.00	820,000.00
1	Hebei	500.00	100,000.00
26	Shandong	37,039.81	3,906,257.35
2	Shanxi	820.00	166,200.00
5	Liaoning	2,817.03	583,060.00